Exhibit 99.18

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“New Found” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

August 17, 2021

Item 3:	News Release

A news release was disseminated on August 17, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 17, 2021, New Found entered into an agreement with Canaccord Genuity Corp. and BMO Capital Markets on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a “bought deal” basis, 4,390,000 flow-through common shares of the Company (the “Flow-Through Shares”) that will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) at a price of $11.39 per Flow-Through Share (the “Offering Price”) for gross proceeds of $50,002,100 (the “Offering”).

Item 5:	Full Description of Material Change

On August 17, 2021, New Found entered into an agreement with Canaccord Genuity Corp. and BMO Capital Markets on behalf of the Underwriters, pursuant to which the Underwriters have agreed to purchase, on a “bought deal” basis, 4,390,000 Flow-Through Shares at the Offering Price for gross proceeds of $50,002,100.

The Company has granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the Closing Date (as defined herein), to purchase up to an additional 15% of the number of Flow-Through Shares sold under the Offering to cover over-allotments, if any and for market stabilization purposes. The Offering is expected to close on or about August 24, 2021 (the “Closing Date”) and is subject to the Company receiving all necessary regulatory approvals.

The gross proceeds of the Offering will be used by the Company to incur eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures” as such terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”) related to the Company’s Queensway Project located in Newfoundland, Canada and on the Company’s Lucky Strike Project located in Ontario, Canada on or before December 31, 2022. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2021.

The Flow-Through Shares will be offered by way of a prospectus supplement in each of the Provinces of Canada (other than the Province of Quebec) and may also be offered by way of private placement in the United States and such other jurisdictions as agreed between the parties.

The securities to be offered pursuant to the Offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer & Director at 604.562.9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

August 19, 2021

2